UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 001-14077

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

WILLIAMS-SONOMA, INC.

401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WILLIAMS-SONOMA, INC.

3250 Van Ness Avenue

San Francisco, CA 94109

(415) 421-7900

WILLIAMS-SONOMA, INC. 401(k) PLAN

Financial Statements for the Years Ended December 31, 2012 and 2011,

Supplemental Schedules as of December 31, 2012

and Report of Independent Registered Public Accounting Firm

WILLIAMS-SONOMA, INC. 401(k) PLAN

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Administrative Committee and Participants

Williams-Sonoma, Inc. 401(k) Plan:

San Francisco, CA

We have audited the accompanying statements of net assets available for benefits of the Williams-Sonoma, Inc. 401(k) Plan (the “Plan”) as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets (held at end of year) as of December 31, 2012 and (2) delinquent participant contributions, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2012 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

San Francisco, California

June 28, 2013

WILLIAMS-SONOMA, INC. 401(k) PLAN

Statements of Net Assets Available for Benefits

As of December 31, 2012 and 2011

	2012	2011
Investments, at fair value:
Mutual funds	$78,533,676	$59,378,231
Williams-Sonoma, Inc. Stock Fund	68,372,808	66,571,899
Collective common trust funds:
Schwab Managed Retirement Trust Funds	38,076,277	30,866,508
Schwab Stable Value Fund	-	13,853,445
Galliard Retirement Income Fund	13,993,672	-
BlackRock U.S. Debt Index Fund	1,431,552	417,063

Total investments at fair value	200,407,985	171,087,146
Employee contributions receivable	885,135	721,896
Employer contributions receivable	2,839,293	2,575,217
Loans receivable from participants	4,412,179	4,087,222
Accrued interest on loans receivable from participants	14,097	11,590
Mutual fund dividends receivable	-	29,500

NET ASSETS REFLECTING ALL INVESTMENTS AT FAIR VALUE	208,558,689	178,512,571
Adjustment from fair value to contract value for fully benefit-responsive stable value fund	-	(94,934)

NET ASSETS AVAILABLE FOR BENEFITS	$208,558,689	$178,417,637

See notes to financial statements.

WILLIAMS-SONOMA, INC. 401(k) PLAN

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2012 and 2011

	2012	2011
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Contributions:
Employee	$16,930,698	$15,452,553
Employer, net of forfeitures	5,206,251	4,671,945

Total contributions	22,136,949	20,124,498

Investment income:
Net appreciation in investments	23,678,701	2,677,909
Interest	402,910	322,402
Dividends	1,450,573	1,150,902

Total investment income	25,532,184	4,151,213

Interest income on loans receivable from participants	170,071	171,678

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefit payments to participants	17,664,452	13,937,164
Participant paid administrative expenses	33,700	32,330
Administrative expenses paid from forfeitures	-	179,138

Total deductions	17,698,152	14,148,632

Net increase	30,141,052	10,298,757
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	178,417,637	168,118,880

End of year	$208,558,689	$178,417,637

See notes to financial statements.

WILLIAMS-SONOMA, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

1.	DESCRIPTION OF PLAN

The following description of the Williams-Sonoma, Inc. 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan provisions.

General – The Plan is a defined contribution plan covering eligible salaried and hourly associates and was created to provide savings opportunities to the associates of Williams-Sonoma, Inc. (the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and is intended to be qualified under Internal Revenue Code Sections 401(a), 401(k), 401(m), and 4975(e)(7).

Contributions – The Plan allows participants to defer a portion of their income and have such amounts paid into the Plan, thus reducing the participant’s taxable income in the year of contribution. Full-time regular associates who are at least 21 years old may participate as soon as administratively practicable (approximately 30 days) after their date of hire. Part-time and casual associates who are at least 21 years old may participate as soon as administratively practicable after the completion of 1,000 hours of service with the Company within a given Plan year or their first year of service. Temporary associates are eligible to participate only if eligibility criteria had previously been met as a former full-time, part-time or casual associate. The Plan permits eligible employees to make elective deferral contributions up to 75% of their eligible compensation (base salary, hourly wages, and overtime) each pay period (7% for highly-compensated employees) up to the maximum salary deferral contributions allowed under federal income tax rules. Participants who reach age 50 by the end of a calendar year and make the maximum deferrals into the Plan can make additional “catch-up” contributions. Participants are also allowed to “rollover” to the Plan certain pre-tax distributions from other qualified plans and arrangements. During 2012 and 2011, federal income tax rules generally limited participants’ maximum annual salary deferral contributions to $17,000 and $16,500, respectively, and “catch-up” contributions to $5,500.

The Company’s matching contribution is equal to 50% of each participant’s elective salary deferral contribution each pay period, taking into account only those contributions that do not exceed 6% of the participant’s eligible pay. Each participant’s matching contribution is earned on a semi-annual basis with respect to eligible salary deferrals for those employees that are employed with the Company on June 30 or December 31 of the year in which the deferrals are made. Once an associate becomes eligible, that associate must complete one year of service prior to receiving company matching contributions. The Company does not match participants’ rollover and “catch-up” contributions. The matching contributions are subject to the vesting provision of the Plan document as described below.

Participant accounts – The Plan maintains individual accounts for participants. Each participant’s account includes their contributions and withdrawals, the Company’s matching contributions and an allocation of Plan earnings and losses, which are based upon participant earnings or account balances, as defined. Participants can transfer their own contributions freely between funds at any time and still qualify for the Company’s matching contribution.

Investments – Participants direct the investment of their contributions into various investment options offered by the Plan. Company matching contributions are invested in the same funds as the participant’s elective deferral contributions. The investment alternatives available to participants during 2012 and 2011 were as follows:

•	Williams-Sonoma, Inc. Stock Fund – consists of Williams-Sonoma, Inc. common stock.

•	Dodge & Cox Stock Fund – a large cap value fund invested in stocks of large, mature U.S. companies.

•	PIMCO Total Return Admin Class Fund – an intermediate term bond fund invested primarily in investment grade debt securities.

•	Schwab S&P 500 Index Fund – a large cap equity fund invested in stocks of the 500 large U.S. companies whose results are included in the S&P 500 average.

•	Growth Fund of America R4 – a large cap fund with diversified investments in both growth stocks and large U.S. companies.

•	American Beacon International Equity Fund – a foreign stock fund invested primarily in stocks of large, non U.S. international companies.

•	Touchstone Diversified Small Cap Gr Y Fund – a small cap fund invested in small U.S. growth companies.

•	Old Mutual TS&W Small Cap Value Fund – a small cap fund primarily invested in stocks of small U.S. companies. This fund was replaced by the Touchstone SCV Opp Institutional Fund in 2012.

•	Touchstone SCV Opp Institutional Fund – a small cap fund primarily invested in stocks of small U.S. companies.

•

Schwab Managed Retirement Trust Funds – these collective common trust funds are diversified among stocks, bonds and cash equivalents and asset allocations are adjusted over time to gradually become more conservative as the participant approaches retirement age. These funds are designated by target retirement year, beginning in 2015 and through 2050, in five year increments.

•

Schwab Managed Retirement Trust Income Fund – a collective common trust fund that is diversified among stocks, bonds and cash equivalents. The fund follows a conservative asset allocation strategy that does not change over time.

•

Schwab Stable Value Fund – a collective common trust fund invested in stable value investments such as guaranteed investment contracts, collective investment trusts, and fixed income investments supported by wrap contracts. Effective April 20, 2012, the Schwab Stable Value Fund was replaced and all assets held in the fund were transferred to the Galliard Retirement Income Fund, a new investment alternative available to participants, with a similar investment style and objective as the Schwab Stable Value Fund.

•	Galliard Retirement Income Fund – a collective common trust fund invested in guaranteed investment contracts, bank investment contracts, and security-backed contracts.

•	BlackRock U.S. Debt Index Fund – a collective common trust fund invested primarily in U.S. investment grade debt securities.

Loans receivable from participants – Participants who are employed full time by the Company are allowed to borrow from their individual account up to 50% of their vested account balance, from a minimum loan of $1,000 up to a maximum loan of $50,000 (reduced in the case of participants with loans outstanding in the previous year). A participant may have only one loan from the Plan outstanding at any given time. The loans receivable are secured by the vested balance in the participant’s account and bear interest at a fixed rate equal to 1% plus the prime lending rate as published by the Wall Street Journal at the beginning of the calendar month in which the loan is initiated. Loans receivable are stated at their unpaid principal balance.

Principal and interest are required to be repaid ratably through regular payroll deductions for up to five years, unless the loan is to acquire a participant’s principal residence, in which case the maximum term of the loan is fifteen years. If a participant leaves the Company, any unpaid loans receivable must be paid in full on the participants’ last day of employment. If the participant does not repay the loan as required, the outstanding balance of the loan is treated as a taxable distribution from the Plan.

Vesting – Participants are immediately 100% vested in their elective deferral contributions, rollover contributions, “catch-up” contributions and any earnings attributable thereto. For the first five years of a participant’s employment, the Company’s matching contributions and any earnings attributable thereto generally vest at a rate of 20% per year of service, measured from the participant’s hire date. Thereafter, all Company matching contributions and earnings attributable thereto vest immediately. In addition, Company matching contributions become 100% vested upon a participant’s death, attainment of age 65 or total and permanent disability, in each case while still employed with the Company.

Forfeitures – When a participant terminates employment prior to full vesting and takes a full distribution of the vested portion, any unvested Company matching contributions and earnings attributable thereto are immediately forfeited (subject to restoration if the participant returns to employment before incurring a five-year break in service). When a participant terminates employment prior to full vesting and defers distribution from the Plan, the unvested portion of the Company matching contributions and earnings attributable thereto remain in the Plan (except if the participant’s vested balance is $5,000 or less following separation) until the participant has a five-year break in service, at which time the unvested contributions and any attributable earnings thereto are forfeited. These forfeited amounts may be used to offset the amount of future employer contributions, pay the Plan’s administrative expenses, or fund the restoration of forfeited amounts. Of total forfeited unvested accounts during 2012, $12,121 was used to offset employer contributions. No amounts forfeited were used to pay the Plan’s administrative expenses in 2012. Total forfeited unvested accounts during 2011 were $245,808, of which $179,138 was used to pay the Plan’s administrative expenses and $66,670 was used to offset employer contributions.

Payment of benefits – Benefits are payable upon termination of employment, hardship, death, disability, retirement or attainment of at least age 59 1/2. A participant is not required to take the distributions until after the participant both separates from the Company and attains age 70 1/2, except if the participant’s vested account balance is $5,000 or less following separation, in which case the Plan will issue the participant a full distribution. Distribution of a participant’s benefits may be made in cash, Company common stock (to the extent the distribution is invested in the Williams-Sonoma, Inc. Stock Fund), or both, and are recorded when paid.

Plan termination – The Company has no intention at this time to terminate the Plan, but retains the authority to amend or terminate the Plan at any time for any reason. In the event of Plan termination, participants’ accounts become fully vested. Net assets of the Plan are applied for the exclusive benefit of the participants.

Plan administrative and investment expenses – Administrative expenses incurred by the Plan are generally paid by the Company. Investment expenses incurred by the Plan are generally paid from Plan assets.

2.	SUMMARY OF ACCOUNTING POLICIES

Basis of accounting – The financial statements of the Plan are prepared on the accrual basis of accounting, and in conformity with accounting principles generally accepted in the United States of America.

Use of estimates – The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and uncertainties – The Plan invests in various securities including Williams-Sonoma, Inc. common stock, mutual funds and collective common trust funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. As a result, changes in the fair market values of investment securities have occurred in the past and may occur in the near term. Such changes have materially affected and could materially affect the amounts reported in the financial statements.

Purchases and sales – Purchases and sales of securities are recorded on a trade-date basis.

Cash – Cash represents amounts temporarily held in cash due to the timing of investment transactions occurring near year-end.

Investments – The Plan’s investments are stated at fair value. Investments in the Williams-Sonoma, Inc. Stock Fund and mutual funds are stated at fair value, which is based on publicly quoted market prices. Investments in collective common trust funds, including the Schwab Stable Value Fund, are stated at fair value, which is based on the quoted net asset value of shares held by the Plan. At December 31, 2011, the investment in the Schwab Stable Value Fund is included at fair value within collective common trust funds in the statements of net assets available for benefits, and an additional line item is presented representing the adjustment from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis. The fair value of the Schwab Stable Value Fund is the net asset value of the underlying investments and the contract value is principal plus accrued interest. The contract value of the Schwab Stable Value Fund was $0 and $13,758,511 as of December 31, 2012 and 2011, respectively.

Management fees and operating expenses charged to the Plan for investments are deducted from income earned on a daily basis and are reflected as a reduction of the investment value for such investments.

There are no redemption restrictions for the Plan’s investments with the exception of the Galliard Retirement Income Fund, which requires advanced written notice of one business day for redemptions executed daily throughout the year.

Collective common trust funds – The Plan invests in several collective common trust funds – Schwab Managed Retirement Trust Funds, the Galliard Retirement Income Fund, the BlackRock U.S. Debt Index Fund and the Schwab Stable Value Fund (replaced in April 2012 by the Galliard Retirement Income Fund).

Schwab Managed Retirement Trust Funds – These collective common trust funds are retirement trust funds that invest in a diversified portfolio of assets across a variety of asset classes such as domestic and international equity, fixed income and stable value. The Schwab Managed Retirement Trust Funds are designed to provide a single investment solution that is adjusted over time to meet participants’ changing risks and return objectives as they near retirement.

Galliard Retirement Income Fund – This fund invests in guaranteed investment contracts, bank investment contracts, and security-backed contracts.

BlackRock U.S. Debt Index Fund – This fund invests primarily in U.S. investment grade debt securities such as U.S. Treasury and federal agency bonds, corporate bonds, residential and commercial mortgage-backed securities and asset-backed securities.

Schwab Stable Value Fund – The Schwab Stable Value Fund (the “Fund”), which was replaced in April 2012, is a pooled investment fund of primarily insurance-like contracts (wrap contracts), which meet the definition of benefit responsiveness. In a wrap contract, the underlying investments (typically bonds) are owned by the Fund and held in trust for the Plan’s participants. The Fund purchases a wrap contract from a high-quality insurance company or bank. The effect of the wrap contract is the amortization of the realized and unrealized gains and losses on the underlying bonds, typically over the duration of the bonds, through adjustments to the future interest crediting rate (which is the rate earned by participants in the Fund for the underlying investments). The issuer of the wrap contract provides assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero. An interest crediting rate less than zero would result in a loss of principal or accrued interest.

Wrap contracts’ interest crediting rates are typically reset on a monthly basis. While there may be slight variations from one contract to another, most wrap contracts use a formula to calculate the interest crediting rate that is based on the yield to maturity and fair value of the underlying bonds, contract value (principal plus accrued interest), and duration of the portfolio and wrap contract fees.

Because changes in market interest rates affect the yield to maturity and the fair value of the underlying bonds, they can have a material impact on the contract’s interest crediting rate. In addition, participant withdrawals and transfers from the Fund are paid at contract value but funded through the fair value liquidation of the underlying bonds, which also impacts the interest crediting rate. The resulting gains and losses in the fair value of the underlying bonds relative to the contract value are represented in the statements of net assets available for benefits as the “Adjustment from fair value to contract value for fully benefit-responsive stable value fund.” If the adjustment from fair value to contract value is positive for a given contract, this indicates that the contract value is greater than the fair value of the underlying bonds. The embedded fair value losses will be amortized in the future through a lower interest crediting rate than would otherwise be the case. If the adjustment is negative, this indicates that the contract value is less than the fair value of the underlying bonds. The embedded fair value gains will be amortized in the future through a higher interest crediting rate than would otherwise be the case.

The average yield earned by the entire Fund for all fully benefit-responsive investment contracts, which is calculated by dividing the annualized earnings of all investments in the Fund (irrespective of the interest rate credited to participants in the Fund) by the fair value of all investments in the Fund, was 1.53% for 2011. The average yield earned by the entire Fund, with an adjustment to reflect the actual interest rate credited to participants, was 4.59% for 2011.

Benefits payable – As of December 31, 2012 and 2011, the following amounts were due to participants who had withdrawn from participation in the Plan:

	2012	2011

Deferred benefits payable	$46,288,966	$39,528,350
Benefits payable	106,960	255,133

Total	$46,395,926	$39,783,483

Deferred benefits payable represents vested account balances greater than $5,000 payable to all terminated Plan participants who have elected to defer distribution of their account balances. Benefits payable represents vested account balances of $5,000 or less which will be paid to participants in the coming year. Benefit payments to participants are recorded upon distribution.

Related party transactions – The Charles Schwab Trust Company is the trustee of the Plan, and Schwab Retirement Plan Services, Inc. is the administrator of the Plan. All investments managed by both companies qualify as exempt party-in-interest transactions. Total fees charged by the Charles Schwab Trust Company and Schwab Retirement Plan Services, Inc. and paid by the Company for trustee and administrative fees for 2012 and 2011 were $291,170 and $307,697, respectively.

In addition, the Plan issues loans receivable from participants that are secured by the vested balances in the participants’ accounts. These transactions qualify as exempt party-in-interest transactions.

Interest – Interest income is recorded on the accrual basis.

Dividends – Dividends represent amounts paid on shares held in the Williams-Sonoma, Inc. Stock Fund and are determined based on shares held as of the record date and recorded on the ex-dividend date. Participants may elect to receive a payout or have their dividends reinvested into the fund.

New Accounting Pronouncements – In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2011-04, Fair Value Measurement, which amends the FASB Accounting Standard Codification (ASC) 820, Fair Value Measurement. The ASU requires the categorization by level for items that are required to be disclosed at fair value and information about transfers between Level 1 and Level 2. In addition, the ASU provides guidance on measuring the fair value of financial instruments managed within a portfolio and the application of premiums and discounts on fair value measurements. The ASU requires additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs. The new guidance is effective for reporting periods beginning after December 15, 2011. We adopted this guidance for the Plan year-ended December 31, 2012. The adoption did not have a material effect on the statement of net assets available for benefits and statement of changes in net assets available for benefits.

3.	FAIR VALUE MEASUREMENTS

The Plan accounts for the fair value of its assets and liabilities in accordance with ASC 820, which establishes three levels of inputs that may be used to measure fair value:

•	Level 1: quoted prices from active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly

•

Level 3: unobservable inputs for which little or no market activity exists, which require the reporting entity to develop its own assumptions of what market participants would use in pricing the asset or liability at the measurement date

The Plan has classified the inputs used to measure the fair values of Williams-Sonoma, Inc. common stock and mutual funds as Level 1, as their fair values were based on publicly quoted market prices in active markets. Inputs used to measure the fair value of investments in collective common trust funds are classified as Level 2. The fair value of investments in collective common trust funds is determined using the net asset value provided by the administrator of the fund based on the underlying investments.

The fair value of investments in the Schwab Stable Value Fund as of December 31, 2011, is the net asset value of the underlying investments. In determining fair value, the trustee considers such factors as the benefit-responsiveness of the investment contracts, the ability of the parties to the investment contracts to perform in accordance with the terms of the contracts and, the likelihood of default by the issuer of an investment security. The fair value of the wrap contracts is determined using a discounting methodology which incorporates the difference between current market level rates for contract level wrap fees and the wrap fee being charged. The difference is calculated as a dollar value and discounted by the prevailing interpolated yield curve as of year end. For the year ended December 31, 2011, there were no normal course of business redemption restrictions on the underlying investment contracts.

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis as of December 31, 2012 and 2011. Significant transfers between levels within the fair value hierarchy are recognized as they occur. For 2012 and 2011, there were no significant transfers in or out of Levels 1, 2 or 3.

Assets measured at fair value as of December 31, 2012 were:

	Fair Value Measurements
	Level 1-Active markets for identical assets	Level 2-Other observable inputs	Level 3- Significant unobservable inputs	Total
Mutual funds:
Domestic equity securities	$53,357,072	$-	$-	$53,357,072
International equity securities	10,811,903	-	-	10,811,903
Domestic debt securities	14,364,701	-	-	14,364,701
Williams-Sonoma, Inc. Stock Fund	68,372,808	-	-	68,372,808
Collective common trust funds:
Schwab Managed Retirement Trust Funds	-	38,076,277	-	38,076,277
Galliard Retirement Income Fund	-	13,993,672	-	13,993,672
BlackRock U.S. Debt Index Fund	-	1,431,552	-	1,431,552

Total investments measured at fair value	$146,906,484	$53,501,501	$-	$200,407,985

Assets measured at fair value as of December 31, 2011 were:

	Fair Value Measurements
	Level 1-Active markets for identical assets	Level 2-Other observable inputs	Level 3- Significant unobservable inputs	Total
Mutual funds:
Domestic equity securities	$40,798,520	$-	$-	$40,798,520
International equity securities	7,600,219	-	-	7,600,219
Domestic debt securities	10,979,492	-	-	10,979,492
Williams-Sonoma, Inc. Stock Fund	66,571,899	-	-	66,571,899
Collective common trust funds:
Schwab Managed Retirement Trust Funds	-	30,866,508	-	30,866,508
Schwab Stable Value Fund	-	13,853,445	-	13,853,445
BlackRock U.S. Debt Index Fund	-	417,063	-	417,063

Total investments measured at fair value	$125,950,130	$45,137,016	$-	$171,087,146

4.	INVESTMENTS

At December 31, 2012 and 2011, the fair value of the following investments was 5% or more of the net assets available for benefits:

	2012	2011
Williams-Sonoma, Inc. Stock Fund[1] (392,158 and 433,665 fund shares, respectively)	$68,372,808	$66,571,899

Dodge & Cox Stock Fund (153,837 and 141,758 fund shares, respectively)	18,752,751	14,408,305

PIMCO Total Return Admin Class Fund (1,277,998 and 1,010,073 fund shares, respectively)	14,364,701	10,979,492

Galliard Retirement Income Fund (675,674 and 0 fund shares, respectively)	13,993,672	-

Schwab S&P 500 Index Fund[1] (616,115 and 512,207 fund shares, respectively)	13,671,584	10,023,892

Growth Fund of America R4 (357,468 and 316,194 fund shares, respectively)	12,200,399	9,017,858

American Beacon International Equity Fund (656,062 and 546,778 fund shares, respectively)	10,811,903	7,600,219

Schwab Stable Value Fund[1] (0 and 694,040 fund shares, respectively)	-	13,853,445

[1]	Represents an exempt party-in-interest transaction.

During 2012 and 2011, the Plan’s investments, including gains and losses on investments bought and sold as well as those held during the year, appreciated (depreciated) in value as follows:

	2012	2011
Williams-Sonoma, Inc. Stock Fund[1]	$8,631,467	$4,998,129
Mutual funds	10,161,352	(907,421)
Collective common trust funds:
Schwab Managed Retirement Trust Funds[1]	4,579,404	(1,934,954)
Schwab Stable Value Fund[1]	87,088	514,785
Galliard Retirement Income Fund	184,533	-
BlackRock U.S. Debt Index Fund	34,857	7,370

Total net appreciation	$23,678,701	$2,677,909

[1]	Represents an exempt party-in-interest transaction.

5.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of employer and employee contributions receivable balances per the financial statements at December 31, 2012 and 2011 to the Form 5500:

	2012	2011
Employer contributions receivable per the financial statements	$2,839,293	$2,575,217
Employer contributions earned; received in subsequent year	(228,053)	(165,571)

Employer contributions receivable per Form 5500	$2,611,240	$2,409,646

Employee contributions receivable per the financial statements	$885,135	$721,896
Employee contributions earned; received in subsequent year	(698,598)	(545,773)

Employee contributions receivable per Form 5500	$186,537	$176,123

The following is a reconciliation of employer and employee contributions per the financial statements for 2012 and 2011 to the Form 5500:
	2012	2011
Employer contributions (net of forfeitures) per the financial statements	$5,206,251	$4,671,945
Employer contributions (net of forfeitures) earned; received in subsequent year	(73,455)	(30,267)

Employer contributions per Form 5500	$5,132,796	$4,641,678

Employee contributions per the financial statements	$16,930,698	$15,452,553
Employee contributions earned; received in subsequent year	(152,826)	(100,536)
Employee rollover contributions; separately reported on Form 5500	(1,409,445)	(1,095,176)

Employee contributions per Form 5500	$15,368,427	$14,256,841

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2012 and 2011 to the Form 5500:
	2012	2011
Net assets available for benefits per the financial statements	$208,558,689	$178,417,637
Contributions earned; received in subsequent year	(926,651)	(711,344)
Adjustment from contract value to fair value for fully benefit-responsive collective common trust fund	-	94,934

Net assets available for benefits per Form 5500	$207,632,038	$177,801,227

The following is a reconciliation of net appreciation in value of the collective common trust funds per the financial statements for 2012 and 2011 to the Form 5500:

	2012	2011
Net appreciation (depreciation) in value of collective common trust funds per the financial statements	$4,885,882	$(1,412,799)
Net appreciation (depreciation) from contract value to fair value for fully benefit-responsive collective common trust fund	(94,934)	(206,984)

Net appreciation (depreciation) in value of collective common trust funds per Form 5500	$4,790,948	$(1,619,783)

6.	INCOME TAX STATUS

On February 11, 2003, the Internal Revenue Service (“IRS”) issued a determination letter stating that the Plan, as amended through December 31, 2002, was qualified and the trust established there under was tax-exempt under the applicable sections of the Internal Revenue Code (“the Code”). The Plan has been amended since receiving the determination letter. The Administrative Committee believes that the amendments to the Plan, as adopted subsequent to December 31, 2002, have not affected the Plan’s qualified status. The Plan is required to operate in conformity with the Code to maintain its qualification. The Administrative Committee believes the Plan is operating in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust was tax-exempt as of December 31, 2012. Therefore, a provision for income taxes has not been included in the Plan’s financial statements.

WILLIAMS-SONOMA, INC. 401(k) PLAN

Form 5500, Schedule H, Part IV, Line 4i

Schedule of Assets (Held at End of Year)

As of December 31, 2012

Security Description	Number of Fund Shares/Units	Fair Value[3]

Williams-Sonoma, Inc. Stock Fund[1]	392,158	$68,372,808

Mutual funds:
Dodge & Cox Stock Fund	153,837	18,752,751
PIMCO Total Return Admin Class Fund	1,277,998	14,364,701
Schwab S&P 500 Index Fund[1]	616,115	13,671,584
Growth Fund of America R4	357,468	12,200,399
American Beacon International Equity Fund	656,062	10,811,903
Touchstone Diversified Small Cap Gr Y Fund	667,541	7,650,022
Touchstone SCV Opp Institutional	64,385	1,082,316

Total mutual funds		78,533,676

Collective common trust funds:
Galliard Retirement Income Fund	675,674	13,993,672
Schwab Managed Retirement Trust Fund 2040[1]	474,924	9,735,946
Schwab Managed Retirement Trust Fund 2030[1]	418,538	8,546,539
Schwab Managed Retirement Trust Fund 2020[1]	348,452	6,864,513
Schwab Managed Retirement Trust Income Fund[1]	224,066	3,287,054
Schwab Managed Retirement Trust Fund 2035[1]	270,567	2,997,884
Schwab Managed Retirement Trust Fund 2025[1]	186,828	2,103,688
Schwab Managed Retirement Trust Fund 2045[1]	168,735	1,768,343
Schwab Managed Retirement Trust Fund 2015[1]	123,433	1,435,528
BlackRock U.S. Debt Index Fund	78,398	1,431,552
Schwab Managed Retirement Trust Fund 2050[1]	123,092	1,336,782

Total collective common trust funds		53,501,501

Total investments at fair value		$200,407,985

Loans receivable from participants (at interest rates of 4.25% to 9.00%)[1,2]		$4,412,179

[1]	Represents an exempt party-in-interest transaction.
[2]	Includes loans receivable with original maturities of up to 15 years. See Note 1 to financial statements.
[3]	Cost information is not required for participant-directed investments and therefore is not included.

WILLIAMS-SONOMA, INC. 401(k) PLAN

Form 5500, Schedule H, Part IV, Line 4a

Schedule of Delinquent Participant Contributions

For the year ended December 31, 2012

	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected under VFCP
Participant Contributions Transferred Late to the Plan	$-	$-	$-	$537

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan’s Administrative Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

WILLIAMS-SONOMA, INC. 401(k) PLAN

By: /s/ Laurel Pies
Laurel Pies
Vice President of Compensation, Benefits and Human Resources Information Management Administrative Committee Member

Dated: June 28, 2013

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm